December 15, 2010

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange

Commission

Washington, DC 20549

Re:	SMTC Corporation

Form 10-K for the Fiscal Year Ended January 3, 2010

Filed March 19, 2010

Form 10-K/A for the Fiscal Year Ended January 3, 2010

Filed May 3, 2010

File No. 000-31051

Dear Mr. Krikorian,

We are writing to respond to the questions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter addressed to Mr. John Caldwell dated November 17, 2010 concerning the 10-K for the fiscal year ended January 3, 2010 (the “Form 10-K”), and the 10-K/A for the same period (the “Form 10-K/A” and together with the “Form 10-K,” the “Filings”), both filed by SMTC Corporation (“SMTC” or the “Company”) with the Commission. SMTC hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings, and SMTC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The text of the Staff’s comments is set forth below, followed by SMTC’s responses.

Form 10-K for the Fiscal Year Ended January 3, 2010,

Item 1. Business

SMTC Suppliers, page 9

1.

We note your disclosure regarding the sufficient availability of raw materials and suppliers to serve your needs. However, statements in your recent press releases and quarterly earnings calls, and specifically the Company’s second quarter earnings call for 2010, indicated that the electronics industry has faced, and “continues to face electronic parts shortages as component suppliers had reduced inventories and lowered capacity levels during the 2009 recession and have not yet brought on sufficient capacity to meet the

SMTC Corporation

Corporate Headquarters 635 Hood Road, Markham, Ontario, Canada L3R 4N6

Telephone: 905-479-1810    Fax: 905-479-1877    Web Site: www.smtc.com

Toronto    —    San Jose    —    Mexico    —    China

industry’s needs.” We further note that the impact of these shortages has been to increase the Company’s backlog. Please tell us what consideration you gave to including a discussion of these shortages in the Business section and Management’s Discussion and Analysis, to the extent you determined that these shortages constitute a trend likely to have a material impact on the Company’s further revenues. Refer to Items 101(h)(4)(v) and 303(a)(3)(ii) of Regulation S-K.

Response:

Component shortages have resulted in increased inventory and an increased order backlog. However component shortages have not had a material impact on the Company’s operations. In considering the impact we looked at the increased debt due to higher inventory levels which resulted in approximately $2 million in additional debt, with an interest cost of approximately $20,000 per quarter, which we do not consider to be material. Further, the increase in backlog has resulted in orders being moved between quarters and not in a loss of income. We believe component shortages are a temporary issue in the industry, rather than a trend and we do not expect such conditions to continue beyond 2010. To the extent such conditions persist in future periods and we view them to constitute a trend, we will augment the Company’s disclosure accordingly.

SMTC Customers, page 10

2.	We note from your Risk Factor disclosure on page 14 that you depend on a relatively limited number of customers for a significant percentage of your revenue. Accordingly, please tell us what consideration was given to discussing here the material terms of your business relationships with such customers. Refer to Item 101(h)(4)(vi) of Regulation S-K. Further, please provide us with a quantitative analysis as to whether you are substantially dependent on any one or more customer contracts you may have in place with your top five customers and whether any such contracts are required to be filed as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Company sells its products to customers pursuant to individual purchase orders placed by its customers. While consistent with general industry practice, we do have agreements with certain of our customers, those agreements provide only for the general terms of the supply relationship, such as payment terms; they do not provide for specific volume commitments, pricing or delivery timing, nor do they provide any guarantee of future business. Even if SMTC has an agreement in place with a customer, the customer is not obligated to make any purchases from SMTC, and SMTC is not obligated to sell any products to such customer. Business is awarded to SMTC on a purchase order by purchase order basis subject to competitive program bids, where, if successful, purchase orders are provided for a specific quantity at the bid price for delivery at a specified time. None of the purchase orders individually, with any customer, accounted for more than 10% of the Company’s consolidated revenue for any of the three fiscal years ended January 3, 2010. Pursuant to Item 601(b)(10)(ii) of Regulation S-K, if a contract ordinarily accompanies the kind of business conducted by the registrant, it is deemed to be ordinary course and need not be filed unless, under subsection (B), it is a “contract upon which the registrant’s business is substantially dependent.” We do not believe that the purchase orders or any current agreement we have with any customer are required to be filed as exhibits to the Company’s Filings because they are ordinary course agreements upon which the Company’s business is not substantially dependent.

However, we will enhance our discussion of our relationships with these customers in future filings, under the “SMTC Customers” heading, by disclosing the information contained in the paragraph above, as applicable to such filing.

Backlog, page 13

3.	We note your disclosure indicating that you do not believe backlog covered by firm purchase orders is a meaningful measure of future sales. Yet, on March 11, 2010 the Company noted that fourth quarter performance for 2009 was impacted by “industry wide component shortages that caused a substantially higher end of quarter customer order backlog”, and in recent quarterly earnings calls the Company has emphasized its “unusually high order backlogs as significant volume of orders were stranded due to lack of components.” We further note that the Company experienced increased backlog from delayed orders at the front end of the global recession, as discussed in the Company’s fourth quarter 2008 earnings call. Given the apparent importance of this measure to your business, tell us how you considered disclosing backlog amounts.

Response:

In contract manufacturing, customers generally provide purchase orders for a limited period. Backlog is used to measure current purchase orders that have been moved to the subsequent period because of material shortages or requests by customers to change shipment dates. Unlike other industries where purchase orders are accepted for future periods and provide a measure of future revenue, that is not the case in contract manufacturing where it is a function of supply chain efficacy and customer delivery preferences. Furthermore, these orders can be cancelled or rescheduled therefore are not indicative of future demand and can be misleading to users of financial statements. Backlog is however useful for aiding in an understanding inventory level increase as we have experienced recently since inventory is purchased for each customer purchase order.

We have examined our six largest US public company competitors; five of these do not provide backlog information and one states that it is not meaningful for predicting future demand largely for reasons cited above. In future periods we will add the following disclosure to explain why backlog is not indicative of future demand:

Although our backlog consists of firm purchase orders, the level of backlog at any particular time is not indicative of future sales but of shipments not made in any given quarter. Furthermore, given the nature of our relationships with our customers, we frequently allow our customers to cancel or reschedule deliveries, and therefore, backlog is not a meaningful indicator of future financial results. Although we may seek to negotiate fees to cover the costs of such cancellations or rescheduling, we may not always be successful in such negotiations.

Item 9A. Controls and Procedures

Changes in Internal Controls and Procedures, page 40

4.	You state that there have been “no significant changes in [your] internal controls or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation…” Please note that Item 308(c) of Regulation S-K requires disclosure of any change in the registrant’s internal control over financial reporting that occurred during the registrant’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. Please confirm, if true, that you met this standard and they you will conform your disclosure to the requirements of Item 308(c) in future filings. Note that this comment applies in part to your Forms 10-Q for the quarterly periods ended April 4 and July 4, 2010 and your response should address your disclosure in the Forms 10-Q to the extent applicable.

Response:

The Company respectfully notes the Staff’s comment and confirms that there have been no changes in the Company’s internal control over financial reporting that occurred during any of the Company’s fiscal quarters ended January 3, 2010, April 4, 2010 or July 4, 2010 that have materially affected, or are (or were) reasonably likely to materially affect, the Company’s internal control over financial reporting. In future filings, the Company will ensure that its disclosure conforms to the requirements of Item 308(c).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Discontinued operations, pate F-31

5.	We note your disclosure on page 27 that from a strategic perspective the Company needed to house the enclosures and large scale systems integration capability in a single facility in a lower cost region. Accordingly, the Company built such capability in Chihuahua, Mexico, and closed the Boston site. Tell us how you considered the provisions of ASC 205-20 in determining to account for the Boston operations as discontinued operations. That is, tell us how you considered the migration revenue that has been generated from the sale of enclosures systems subsequent to the closing of the Boston operations. As part of your response, please describe the customers that you sell enclosures systems to subsequent to the closing of the Boston operations and whether they include customers or markets that existed prior to the closing of the Boston operations. Further, tell us how you have measured the significance of such revenues.

Response:

Under the provisions of ASC 205-20 the Company considered whether (a) the operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction, and whether (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. Management also considered ASC 205-20-55. Specifically, management considered the significance of cash flows from the customer migrated to the Mexico operation. Customer migrations were limited primarily to one customer, in the semi conductor capital business, as a result of a limited ability to move Boston production given the large scale nature of Boston’s production making it not conducive to transfer. One other small customer was transferred for which annual revenues at the time of transfer were less than $300,000 or approximately 1% of Boston revenues. For the customers migrated, revenues were estimated for one year subsequent to the date of closure, and were not considered to be significant in relation to the expected revenue from the Boston site had it not been closed, consistent with the guidance provided by ASC 205-20-55. Specifically, our analysis showed that the expected migrated revenue was significantly less than 20% of the expected revenue from the Boston site had it not been closed. Also as provided under ASC 205-20-55, an assessment was made on management’s intent and ability to eliminate the cash flows of the disposed business and to not have significant continuing involvement. Management’s intent was to eliminate the sizable loses of Boston and management was aware that it was unlikely many customers could migrate, including one of the site’s largest customers which did not migrate. Strategically, the Mexican operation was established to provide a low cost option for metal fabrication; not to house the then existing Boston business.

The Mexican based business currently produces products for six customers, of which two discussed in the preceding paragraph were transferred from Boston.

Form 10-K/A for the Fiscal Year Ended January 3, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 4

6.	You do not appear to have provided the complete disclosure required by Item 401(e)(1) of Regulation S-K. In particular, for each director, you must briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company. We note your disclosure in this regard in your Definitive Proxy Statement in Schedule 14A filed on June 21, 2010; however, this information should have been disclosed when you amended your Form 10-K filed May 3, 2010 to include the information required by Part III of the Form. Please advise.

Response:

The Company respectfully notes the Staff’s comment and acknowledges the absence of the portion of disclosure required by Item 401(e)(1) identified above from the Form 10-K/A filed on May 3, 2010. As the Staff noted, the Company’s Definitive Proxy Statement on Schedule 14A filed on June 21, 2010 contained such disclosure, and in future filings containing disclosure required by Item 401(e)(1), the Company will ensure that all of the information required by such Item is included.

Item 11. Executive Compensation, page 7

General

7.	We note that you have provided executive compensation disclosure for your chief executive and financial officers and for only one other executive officer. Please tell us why you have not provided executive compensation disclosure for your two other most highly compensated executive officers other than your Senior Vice President, Business Development. See Item 402(a)(3)(iii) of Regulation S-K. Refer also to Exchange Act Rule 3b-7, which includes in the definition of executive officers any vice president in charge of a principal business unit, division or function on the one hand or other persons performing policy making functions on the other. In your response, specifically address where any of the persons identified on your website as members of your “Executive Team” fall within this definition.

Response:

Further to our discussion with the Staff, we believe that our disclosure is appropriate.

We do not believe that the information we have provided in this response to the Staff’s comments materially changes the information we have provided previously in the above referenced filings.

Please feel free to contact me at (905) 413-1300 or jane.todd@smtc.com with any further questions or comments you may have.

Kind Regards,

/s/ Jane Todd

Jane M.A. Todd
Chief Financial Officer and SVP Finance